Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

March 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Ms. Angela Jackson

Re:                             Refco Group Ltd., LLC/ Refco Finance Inc.
Registration Statement on Form S-4
File No. 333-119701

Ladies and Gentlemen:

On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the “Company”), and as discussed with the Staff on March 24, 2005, we are transmitting herewith via the EDGAR system for filing with the Commission the following supplemental information in connection with Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment”) of the Company (File No. 333-119701, together with exhibits thereto).

The Company accepts the Staff’s view that the correct accounting treatment would have been to impair the predecessor value of the MacFutures trade name during the period following the consummation of the Transactions on August 5, 2004.  This would result in adjustments to both the Company’s quarters ended August 31, 2004 and November 30, 2004 of $453,680.

The Company has updated its SAB 99 analysis included in its letter dated March 18, 2005 as follows:

	Quarter 2	Quarter 3
	(dollars in thousands)

Write-off/Impairment of MacFutures trade name ($453,680)	$454	$(454)
Income from continuing operations	$42,690	$36,120
Percentage of income	1.06%	(1.26%)

Management believes that this adjustment would not have a material impact on the Company’s income from continuing operations, or its financial statements taken as a whole, during the quarters ended August 31, 2004 and November 30, 2004. The Company therefore does not intend to make an adjustment to these quarters.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the accounting treatment for the MacFutures trade name as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc:	Kevin W. Vaughn
Christian N. Windsor